

September 10, 2012

Via E-mail
Mr. Geoffrey Burns
Chief Executive Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

> **Re:** **Pan American Silver Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated July 25, 2012**
> **File No. 000-13727**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 1.3 – Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash, page 16

1. We reviewed your response to our prior comment 2. We note you consider cash on deposit being a receivable from a bank and accordingly classify such amount as a loan and receivable under IAS 39. Please tell us how such cash on deposit differs from demand deposits and the definition of cash. Refer to paragraph 6 of IAS 7.

Depreciation of Mineral Property, Plant and Equipment

Units of Production Basis, page 18

2. We note your response to our prior comments 4 and 5 that other mineral resources are currently excluded from your depreciable base but that your accounting policy discloses their use in contemplation of a future situation where you may deem it appropriate to include them. Please modify your accounting policy in future filings to accurately reflect the policies as they are applied to your business (e.g., depreciation is calculated utilizing proven and probable reserves). Please remove references in your policy that do not currently apply to your business (e.g., other mineral resources). Paragraph 50 of IAS 16 states that depreciation should be allocated on a systematic basis over the useful life of the asset, which is an estimate that IAS 16 requires you to make. Such estimates should be based on the current project profile. Per the guidance in paragraph 51 of IAS 16, if changes are made to the estimate of the useful life (i.e. inclusion of other mineral resources), those changes should be considered a change in estimate in accordance with paragraph 32(d) of IAS 8 and disclosure of the change in estimates would also be required. In addition, please note that we are not in a position to agree with your conclusion that IFRS specifically permits the inclusion of other than proven and probable reserves in your determination of an asset's useful life. Much like other circumstances when IFRS requires you to make an estimate, we would expect that prior to the inclusion of other mineral resources in your determination of an asset's useful life you would consider the probability of future economic benefit and reliability of such resource estimates as discussed in paragraphs 4.40 and 4.41 of the IFRS Conceptual Framework and in the case of the determination of an asset's useful life, consider that guidance provided in paragraph 57 of IAS 16.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                                    Sincerely,

                                                    /s/Tia L. Jenkins

                                                    Tia L. Jenkins
                                                    Senior Assistant Chief Accountant